ENACT Systems Inc.



ANNUAL REPORT

6200 Stoneridge Mall Road Ste 300

Pleasanton, CA 94588

0

https://enact-systems.com/

This Annual Report is dated May 1, 2023.

BUSINESS

ENACT SYSTEMS INC ("ENACT" or the "Company") is a corporation organized under the laws of the state of Delaware that offers the leading cloud software platform for Solar and Energy Storage projects. The platform automates deployment and customer asset management for residential and commercial projects, transforming how distributed energy assets can be created with full financial transparency, reduced risk and greater customer engagement.

The Company's business model consists of SaaS subscriptions focused on end-customers as well as installers/providers, plus services revenues. Enact is the only two-sided platform that allows customers - both homes and businesses - to manage their entire solar and energy storage purchase and ownership journey, designed on Enact and delivered by local solar professionals. Enact also enables thousands of professionals in 25+ countries to sell and deliver projects and also manage such assets for long-term performance.
.

The award-winning Company in the fast-growing solar market has a high-margin SaaS-based, business model and a very experienced team. The Company operates an Indian- based, majority-owned subsidiary, Enact Systems Software India PVT LTD, that was formed on January

20, 2014, for the purposes of developing its software products and hiring employees.

Previous Offerings

The Company raised its Series A round of Financing for a total of $11.5M, led by Energy Growth Momentum, a UK based growth capital firm that focuses on Climate tech investments. This Series A round led to conversion of all prior Series Seed Equity plus SAFE Notes and Convertible Notes, into Series A-1 class of shares.

The Series A round led by Energy Growth Momentum provides, for the first time, access to large scale institutional capital for Enact to hire and grow its team.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Overall 2022 revenue (including other income of $25,770) was $844,542 which was 40.6% higher than 2021 revenue of $600,968. As the company continued its expansion to Consumer-driven products and services, it was successful in expanding its two-sided platform revenue. With the successful closing of Series A financing, the Company was able to hire its Sales and marketing team (exceeding 5 employees) in the US for the first time.

Cost of sales

Cost of sales in 2020 were $236961, which was 70% higher than $107,612 in 2021. The increase in cost of sales was primarily caused by pass-through of third-party revenue of installer partners treated as a cost of sale , in Q1 2022, and this practice was later discontinued from Q2

2022 to Q4 2022.

Gross margins

Gross margins in 2022 were 72% which was 10% lower than 82% in 2021. This reduced gross-margin was primarily driven by the passthrough of partner revenue on 'cost of sales' line items in Q1 22 only. Gross margins in Q3/Q4 2022 were higher than 85%. We expect 2023 gross margins to remain above 85% levels.

Expenses

Overall expenses in 2022 of $2,959,020 was 188% higher than $1,027,175 in 2021, as the company raised its Series A financing and was able to hire key resources for growth in the US market.

Historical results and cash flows:

Historical results in 2022 and 2021 do not represent the future growth due to several key reasons

(i) The Company raised its Series A capital in 2022 (announced Aug 22) which has allowed, for the first time, a 5+ member Sales and marketing team in the US and higher growth rate in revenue expansion witnessed Q3 22 to Q4 22, as well as increased overall spending, and therefore overall cash flow

(ii) The overall market for Solar and Energy Storage has grown significantly in the US, driven by favorable policy by the new Administration, as well as global refocusing by Corporates on the need to adopt Climate Change mitigation measures.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $2,229,739.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Various Seed investors holding Convertible notes principal and interest
Amount Owed: $370,000 principal and $112,401 interest, all convertible to equity
The interest is convertible to equity, along with the principal. The Conversion Cap is $5M and $6M on these Notes.

Creditor: Forgeahead
Amount Owed: $152,741
Interest Rate: 6.0%
Maturity Date: June 30, 2023
Accounts Payable vendor loan which is accruing interest at 6% per annum

Creditor: Deep Chakraborty and additional individuals (loans)
Amount Owed: $27,770

Interest Rate: 15.0%
Maturity Date: June 30, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO, Director
Dates of Service: January, 2014 - Present
Responsibilities: Company growth, strategic expansion with a salary of $144,000 per annum plus bonus and stock options, expanded to $180,000 per annum (plus bonus and stock options) post Series A financing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Preferred Stock
Stockholder Name: Energy Growth Momentum
Amount and nature of Beneficial ownership: 3,811,700
Percent of class: 40% (two tranches of investments)

Title of class: Common Stock and Incentive Stock Options
Stockholder Name: Deep Chakraborty
Amount and nature of Beneficial ownership: 1,175,458
Percent of class: 12.33%

RELATED PARTY TRANSACTIONS

There were no new related party transactions in 2022.

OUR SECURITIES

As of Dec 31, 2022, post closing of Series A financing earlier in 2022, The company has authorized Common Stock, Series A Preferred and Series A1 preferred stock.

Common Stock
The amount of security authorized is 10,000,000 with a total of 1,672,475 outstanding.

Voting Rights
One vote for each share of common stock, held at all meetings of stockholders.

Material Rights
The total amount of Common Stock shares outstanding on a fully diluted basis, 1,672,475, includes: (1) 1,662,080 shares of Common Stock (2) 10,495 shares available for issuance under the 2013 Equity Incentive Plan.

Series A Preferred Stock

The amount of security authorized is 3,811,700 of which a total of 1,905,850 is outstanding and balance 1,905,850 will be held against an option for issuance to EGM by May 2023.

Voting Rights

Voting rights: Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter. Holders of Preferred Stock shall vote together with Common Stock holders as a single class on an as-converted basis.

Material Rights
Drag-along rights with restrictions, with 2X liquidation preference

Series A-1 Preferred Stock

The amount of security as Series A-1 Preferred Stock is 2,615,614 authorized and outstanding

Voting Rights

Voting rights: Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter. Holders of Preferred Stock shall vote together with Common Stock holders as a single class on an as-converted basis.

Material Rights
Drag-along rights with restrictions, with 2X liquidation preference

Class C Stock

The amount of security held as Class C stock is 1,429,382 authorized and outstanding to be used to issue Common stock options to employees in 2021 and 2022 as part of the new Incentive Scheme

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $999,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional institutional capital in order to support our working capital and investment requirements as we grow, as well as debt capital as and when available. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the expansion phase for our first version of our software platform and SaaS products, ENVISION and ENGAGE. Delays or cost overruns in the development of our next generation ENVISION and ENGAGE products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our Platform SaaS products and related services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits ENACT SYSTEMS has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ENACT SYSTEMS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company has filed a patent and owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as State-level regulations on net metering credits that might impact the benefits of solar or storage on homes, as well as local, state or federal incentives that might change, and such related regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including cloud hosting for secure servers. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ENACT SYSTEMS or in its computer systems could reduce the attractiveness of the platform. Further, we rely on a third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ENACT SYSTEMS could harm our reputation and materially negatively impact our financial condition and business. Regulatory risk Regulations in the energy industry could change that reduce the attractiveness of solar or energy storage investments, for certain customer types or in certain utility territories. This could slow down the adoption of such customer assets, hurting the growth rate of the overall business model Technology Risk There is a risk of change in hardware and/or software technology in the renewable energy landscape that reduces the need for an independent platform provider, or need for data services from such a provider. Technology Development Risk Development and launch of some new products and services in our roadmap might take longer time than currently planned, leading to slower growth in sales revenue growth, and/or weaker demand for new services. New market risk ENACT SYSTEMS launch in new markets in 2022, in different regions of the US as well as new country markets and will continue such expansion in 2023. This poses market launch risk, technology adoption and product-market risks, as the company has limited history in some of the markets. Cybersecurity risk The Company's platform relies on operating on the Cloud, with all data hosted on secure servers run on third-party provider networks. Such cloud infrastructure is always under threat of attack by hackers and poses Cybersecurity risk.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

ENACT Systems Inc.

By /s/ *Deep Chakraborty*

     Name: <u>ENACT SYSTEMS INC</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ENACT SYSTEMS INC
Profit and Loss
January - December 2022

		Total	
Income			
4111 Platform Subscription (Installer and Consumer App)	$	287,696.82	
4114 Platform Set up and Services		135,663.90	
4115 Platform Transaction Revenue		421,975.43	
4300 Discounts		-26,564.53	
Total 4000 Sales	$	818,771.62	
Capital Gain		11,770.48	
Other income		14,000.00	
Total Income	$	844,542.10	
5100 Cost of Goods Sold			
Total 5100 Cost of Goods Sold	$	236,960.52	
Total Cost of Goods Sold	$	236,960.52	
Gross Profit	$	607,581.58	72%
Expenses			
Total 6110 Payroll	$	30,916.57	
6131 Office Rent		16,771.14	
Total 6140 Legal & Professional Fees	$	239,401.64	
Total 6150 Office Expense	$	202,453.88	
6180 Technology Expense		81,310.12	
Total 6190 Travel Expense	$	88,811.38	
Total 6200 Advertising and Marketing	$	229,610.71	
Total 6301 Utilities	$	229.00	
Total 6700 Interest Paid	$	191,966.13	
Total 9000 Payroll Expenses	$	1,804,086.15	
Total 9800 Outside contractors	$	73,463.90	
Total Expenses	$	2,959,020.62	$ 2,767,054.49
			(less interest exp)
Net Operating Income	-$	2,351,439.04	
Net Other Income	$	33,305.97	(exchange rate gain)
Net Income	-$	2,318,133.07	
		0.00	

Saturday, Jan 14, 2023 11:34:40 PM GMT-8 - Accrual Basis

ENACT SYSTEMS CONSOLIDATED
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Total Bank Accounts	$ 2,229,738.98
Total Accounts Receivable	$ 498,838.21
Other Current Assets	5,982.93
Other Receivable	51,718.00
1211 Prepaid Expenses	1,092.37
1300 Undeposited Funds	333.00
1310 Uncategorized Asset	0.00
Unbilled Revenue	42,800.00
Total Other Current Assets	$ 101,926.30
Total Current Assets	$ 2,830,503.49
Fixed Assets	
1411 Computer Hardware	51,358.70
1450 Accumulated Depreciation	-15,198.10
Total 1411 Computer Hardware	$ 36,160.60
1420 Adara Power Asset	300,200.00
1430 Depreciation	-57,538.00
Total 1420 Adara Power Asset	$ 242,662.00
Total Fixed Assets	$ 278,822.60
Other Assets	
1512 Product Development	78,524.00
1550 Accumulated Amortization	-38,103.00
Total 1512 Product Development	$ 40,421.00
1611 Security Deposits	0.00
Total Other Assets	$ 40,421.00
TOTAL ASSETS	$ 3,149,747.09
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	139,038.72
2150 Accounts Payable (A/P) - EUR	8,518.36
2200 Accounts Payable (A/P) - INR	0.00
Total Accounts Payable	$ 147,557.08
Credit Cards	
2311 AMEX 3004	0.00
2312 Comerica Bank CC 8485	15,867.44

2313 Wells Fargo #2549			38,975.92
2314 Wells Fargo Bus CC 5183/3165			19,696.01
2315 Brex Credit Card			1,639.82
2316 Amex 4002			0.00
Total Credit Cards		$	**76,179.19**
Other Current Liabilities			
2210 Accrued Expenses/Other			106,850.60
2215 Accrued PTO			0.00
2250 Deferred Compensation			20,000.00
Total 2430 S/T Loan Payable		$	152,740.82
2440 Deferred Revenue Liabilities			0.00
2470 Payroll Payable			111,802.64
2480 Provision of Bad debts			0.00
Total Other Current Liabilities		$	**391,394.06**
Total Current Liabilities		$	**615,130.33**
Long-Term Liabilities			
2510 Convertible Note Payable			370,000.00
2520 Interest Payable Convertible to Equity			112,400.68
Total 2510 Convertible Note Payable incl interest		$	**482,400.68**
2530 L/T Loan Payable			
2531 Amresh Singh			2,500.00
2532 Deep			6,496.35
2533 Investors Loan			6,774.00
2534 Joy Chakraborty			2,000.00
2535 Michael Henriques			10,000.00
Total 2530 L/T Loan Payable		$	**27,770.35**
Total Long-Term Liabilities		$	**510,171.03**
Total Liabilities		$	**1,125,301.36**
Equity			
3000 Retained Earnings			-5,206,066.31
3120 APIC			9,542,987.00
3130 Common stock			1,290.14
3140 Series A Preferred Stock			1,905.85
3400 Series A1 Preferred Stock			2,462.11
3500 Series Seed Preferred Stock			0.00
3600 Shareholder Distribution			0.00
Opening Balance Equity			0.00
Net Income			-2,318,133.06
Total Equity		$	**2,024,445.73**
TOTAL LIABILITIES AND EQUITY		$	**3,149,747.09**
Check			0.00

ENACT SYSTEMS INC
Statement of Cash Flows
January - December 2022

OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	
1110. Accounts Receivable:AR Allowance	
2100 Accounts Payable	
2311 Cards payable	
2430 S/T Loan Payable	
2470 Payroll Payable	
2480 Franchise Tax Payable	
2490 Insurance/401k Liabilities	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
1411 Computer Hardware	
1650 Investment in Enact India	
Net cash provided by investing activities	
FINANCING ACTIVITIES	
2510 Convertible Note Payable	
2520 Convertible Note Payable:Interest Payable	
2531 L/T Loan Payable:Amresh Singh	
3120 APIC	
3140 Series A Preferred Stock	
3150 Series A SAFE Notes #1 (Safes converted to A1)	
3400 Series A1 Preferred Stock	
3500 Series Seed Preferred Stock (Series Seed converted to A1)	
Net cash provided by financing activities	
Net cash increase for period	
Cash at beginning of period	
Cash at end of period	

Total
-2,446,864
-237,679
19,210
31,292
-7,979
-109,010
0
2,771
39,204
-262,190
-2,709,054
-2,856
-116,267
-119,123
-540,000
-177,618
-311,239
8,988,419
1,906
-1,378,459
2,496
-1,620,885
4,964,620
2,136,443
34,751
2,171,193

CERTIFICATION

I, Deep Chakraborty, Principal Executive Officer of ENACT Systems Inc., hereby certify that the financial statements of ENACT Systems Inc. included in this Report are true and complete in all material respects.

Deep Chakraborty

CEO